Mail Stop 3561

November 15, 2007

William J. Aliber
Chief Financial Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas, 21st Floor
New York, New York 10019

     Re: **RHI Entertainment, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed November 9, 2007
             File No. 333-146098

Dear Mr. Aliber:

     We have reviewed your responses to the comments in our letter dated October 30, 2007 and have the following additional comments.

Risk Factors, page 17

1. We note from your response to our prior comment 5 that you have revised the notes to the pro forma balance sheet to reflect the potential control relationship with KRH. However, we do not believe that your revised disclosure adequately responds to our prior comment. As previously requested, please revise your disclosure in the notes to pro forma balance sheet to clearly indicate that the Holdings II LLC Agreement effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in the operation of your business and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II.

Transactions with Kelso, page 115

2. We note from the disclosure in the second paragraph on page 115, that in connection with the completion of the offering, the Company will enter into a termination agreement with Kelso under which they will pay Kelso a one-time fee of $6.0 million upon completion of the offering. We further note from the disclosure in the table on page 103, that Kelso is one of the Company's principal shareholders. Given that this $6.0 million dollar fee is being paid to a principal shareholder in connection with the offering and will be funded using the offering proceeds, we believe this payment is analogous to a dividend and should be given

effect in a pro forma balance sheet presented alongside the Company's historical balance sheet as of the latest period presented. Also, pro forma earnings per share for the latest fiscal year and subsequent interim period presented should also be disclosed on the face of the statement of operations, giving effect to the number of shares to be issued in the offering, based on the expected public offering price, whose proceeds will be required to fund the $6.0 million payment. Refer to the guidance outlined in SAB Topic 1:B:3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3813.

Regards,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (212) 751-4864
        Raymond Y. Lin, Esquire
        Latham & Watkins LLP
        885 Third Avenue
        New York, New York 10022